Earlyworks Co., Ltd.

June 20, 2023

VIA EDGAR

Alexandra Barone

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Earlyworks Co., Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed June 5, 2023 File No. 333-269068

Dear Ms. Barone and Ms. Woo:

Earlyworks Co., Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 13, 2023 regarding its Amendment No. 3 to Registration Statement on Form F-1 filed on June 5, 2023 (“Amendment No. 3”). Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4”) is being filed simultaneously with this response letter.

Amendment No. 3

Capitalization, page 35

1. We note your revisions to the amounts disclosed for accumulated deficit, total stockholders’ deficit and total capitalization in the “actual” column. Please further revise the amounts disclosed for these line-items in the “as adjusted” columns to equal the actual balances, as adjusted for the issuance of ordinary shares in the offering, with and without the exercise of the underwriter’s over-allotment option.

Response: In response to the Staff’s comment, we have revised the disclosure on page 35 of Amendment No. 4 accordingly.

Dilution, page 37

2. We note your revised disclosures in response to prior comment 1. Revise the amounts disclosed for “as adjusted” net tangible book value to equal net tangible book value, as adjusted for the issuance of ordinary shares in the offering, with and without the exercise of the underwriter’s over-allotment option consistent with the comment above and make conforming revisions to the amounts reported on a per share basis. Also, please revise to remove deferred offering costs from the net tangible book value amounts.

Response: In response to the Staff’s comment, we have revised the disclosure on page 37 of Amendment No. 4 accordingly.

General

3. Please disclose the natural persons who hold dispositive and/or voting power of the shares being offered by entities, including MBK Co., Ltd., Bullet Group Inc. and Kyowa Corporation.

Response: In response to the Staff’s comment, we have revised the disclosures on pages Alt-2 and Alt-3 of Amendment No. 4 accordingly.

We respectfully advise the Staff that our former Chief Financial Officer, Mr. Akihisa Nagasaka, has departed from his position with the Company, which was not due to any disagreements with the Company. The Company’s main contact person for future communications with the Staff will be our Chief Executive Officer and Representative Director, Mr. Satoshi Kobayashi, who can be reached by email at satoshi-k@e-arly.works or by telephone at 81-90-5901-1891.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer and Representative Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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